[redacted]

SECURI' 15026350 ON

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 47441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eventurelink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 W. Manchester Avenue
(No. and Street)

Los Angeles	CA	90047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rhynes 323-842-3959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831	Houston	TX	77084
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eventurelink Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eventurelink Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31st, 2014

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Ownership Equity 7

Notes to Financial Statements 8

Supplementary Schedules Pursuant to SEA Rule 17a-5 11

Computation of Net Capital 11

Computation of Net Capital Requirement 11

Computation of Aggregate Indebtedness 11

Computation of Reconciliation of Net Capital 11

Statement Related to Uniform Net Capital Rule 12

Statement Related to Exemptive Provision (Possession and Control) 12

Statement Related to SIPC Reconciliation 12

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 13

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 14

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
and Board of Directors
Eventurelink Securities, Inc.

I have audited the accompanying statement of financial condition of Eventurelink Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan Tuttle
Certified Public Accountant

Houston, Texas
February 24, 2015

Eventurelink Securities, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31st, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
10200 · Regular Checking Account	5,677.22
10400 · Savings Account	7,800.81
Total Checking/Savings	13,478.03
Other Current Assets	
10222 · FINRA CRD account	1,258.87
10250 · SIPC Assesment Account	141.00
Total Other Current Assets	1,399.87
Total Current Assets	14,877.90
TOTAL ASSETS	**14,877.90**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
23900 · Income Taxes Payable	7,401.31
Total Other Current Liabilities	7,401.31
Total Current Liabilities	7,401.31
Total Liabilities	7,401.31
Equity	
Retained Earnings	-236,751.27
39003 · Common Stock	100.00
39004 · Paid-In Capital	245,618.98
Net Income	-1,491.12
Total Equity	7,476.59
TOTAL LIABILITIES & EQUITY	**14,877.90**

Eventurelink Securities, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31st, 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
40400 · Interest Income	2.89
40600 · Other Income	47,513.90
48000 · Fee Refunds	1,302.78
Total Income	48,819.57
Gross Profit	48,819.57
Expense	
23001 · Accounting Fees	804.46
60000 · Default Purchase Expense	315.40
61000 · Auto Expenses	1,811.98
62000 · Bank Charges	134.50
63001 · Accounting	2,437.19
63500 · Commissions and Fees Exp	12.00
64500 · Dues and Subscriptions Exp	1,129.85
66000 · Gifts Expense	159.94
67000 · Insurance Expense	1,116.31
67500 · Interest Expense	0.34
68500 · Legal and Professional Expense	8,675.61
68888 · Medical Expense	2,286.75
69000 · Licenses Expense	615.45
70000 · Maintenance Expense	107.11
70500 · Meals and Entertainment Exp	4,232.30
71000 · Office Expense	14,439.62
73500 · Postage Expense	1,233.46
74000 · Rent or Lease Expense	1,142.31
74500 · Repairs Expense	365.34
75500 · Supplies Expense	1,025.24
76500 · Travel Expense	302.78
77500 · Wages Expense	2,480.00
78000 · Utilities Expense	1,191.61
79000 · FINRA Regulatory Expense	100.00
89000 · Other Expense	4,191.00
Total Expense	50,310.69
Net Ordinary Income	-1,491.12
Net Income	**-1,491.12**

Eventurelink Securities, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31st, 2014

Cash Flow from operating activities:	
Net Income (loss)	$(1,491)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Increase (decrease) in liabilities	
Accounts payable	11
Net cash provided by (used in) operating activities	-
Net cash provided by (used in) investing activities	
Cash flow from financing activities:	
Capital contribution	-
Net cash provided by (used in) financing activities:	-
Net increase (decrease) in cash	(1,480)
Cash at beginning of year	14,958
Cash at end of year	$13,478

Eventurelink Securities, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31st, 2014

	Common Stock	Additional Paid in Capital	Acculumated Defecit	Total
Balance at December 31, 2013	$ 100	$ 245,619	$ (236,751)	$ 8,968
Capital Contributions				
Net Income (loss)			$ (1,491)	$ (1,491)
Balance at December 31, 2014	$ 100	$ 245,619	$ (238,242)	$ 7,477

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Herman, Alexis & Co., Inc. (the "Company") was incorporated in the State of Delaware in February 1994, under the name Herman, Alexis & Co., Inc. The Company changed its name to Solomon, David, Herman, Alexis & Co., Inc. on April 4, 2002. On December 27, 2004, the Company changed the name back to Herman, Alexis & Co., Inc. The current name under which the Company operates, Eventurelink Securities, Inc. was changed on March 29, 2012. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funder or securities, and is registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business is reverse merger consultation.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reverse requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the those estimates.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements . The tax provisions reported is the California minimum franchise tax of $800.

The Company is required to filed income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For federal purposes, the statue of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position. However, see Note 3 regarding action taken by the State of California.

Note 3: COMMITMENTS AND CONTINGENCIES

Going-Concern

The Company had little activity for the year end December 31, 2014. This inactivity has resulted in substantial operating losses which bring into question the company's ability to continue as a going concern. To provide needed liquidity, the shareholder will continue to capitalize the company to fund its continuing operations.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending on December 31, 2014, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

The Company had either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $7,332 which was $2,332 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 6.67 to1, which is less than the 15 to 1 maximum allowed.

Note 6: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year ended December 31, 2014, through February 24, 2015, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Eventurelink Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2014

Computation of Net Capital

Stockholder's Equity			$ 7,477
Non-Allowable Assets			
CRD	$ 1,259		
SIPC Fees	$ 141		
Total Non-Allowable Assets			$ 1,400
Haircuts on Securities Positions			
Securities Haircuts	$ 0.00		
Undue Concentration Charges	0.00		
Total Haircuts on Securities Positions		$ 0.00	
Net Allowable Capital			$ 6,077

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 494
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	1,077

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 7,401
Percentage of Aggregate Indebtedness to Net Capital	67.60 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31st, 2014	$ 7,336
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	(1,259)
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	6,077
Reconciled Difference	-

Eventurelink Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31st, 2014, the Company had net capital of $7,332 which was $2,331.59 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 87%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis .

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Eventurelink Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2014

Exemption Report

EVENTURELINK SECURTIEIS INC.
1522 W. MANCHESTER AVENUE
LOS ANGELES, CA 90047

February 24, 2015

Nathan T. Tuttle, CPA
14220 Park Row
Suite 831
Houston, Texas 77084

Re: Exemption Report

Eventurelink Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii)

To the best knowledge and belief Eventurelink Securities Inc:

1. **Eventurelink Securities Inc. claims exemption from 15c3-3;**
2. **has met the identified exemption from January 1, 2014 through December 31, 2014 without exception, unless, if applicable, are stated in number 3, below;**
3. **Eventurelink Securities has had no exceptions to report this fiscal year.**

Regards,

Mark H. Rhynes
CEO
Eventurelink Securities Inc.

2/24/15
Date

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 24, 2015

Mark H. Rhynes
Eventurelink Securities, Inc.
1522 W. Manchester Avenue
Los Angeles, CA 90047

Dear Mr. Rhynes:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Eventurelink Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Eventurelink Securities, Inc. claimed an exemption from SEA Rule 15c3-3pursuant to the (k)(2)(ii) exemptive provisions" all customer transactions cleared through another broker-dealer on a fully disclosed basis." Eventurelink Securities, Inc. stated that Eventurelink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Eventurelink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eventurelink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934

Nathan Tuttle

Houston, Texas
February 24, 2015